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                                                                     EXHIBIT 5.2



April 9, 2003

Grey Wolf Exploration Inc.
305 - 5th Avenue, 12th Floor
Calgary, Alberta  T2P 0L5



RE:   REGISTRATION STATEMENT FILED BY ABRAXAS PETROLEUM CORPORATION

Dear Sirs:

We have acted as counsel to Grey Wolf Exploration Inc. (the "Company") an Alberta corporation and a wholly owned subsidiary of Abraxas Petroleum Corporation, a Nevada corporation ("Abraxas"), in connection with the registration under the Securities Act of 1933, as amended, (the "Registration Statement"), of an aggregate of $109,523,000 principal amount of the Abraxas' 11 1/2% Senior Notes Due 2007, Series A (the "Notes") and the Company's guarantee to be endorsed on the Notes (the "Guarantee").

We have examined and are familiar with originals or copies, the authenticity of which have been established to our satisfaction, of all such documents, corporate records, certificates of officers of the Company and public officials, and other instruments as we have deemed necessary to express the opinion hereinafter set forth. In expressing our opinion as to the valid issuance of shares of the Notes, we express no opinion as to compliance with federal and state securities laws.

Based on the foregoing, it is our opinion that the Guarantee is a binding obligation of the Company.

The opinion herein is subject to the following qualifications:

      (a) BANKRUPTCY - enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, preference, moratorium, arrangement or winding up laws or other similar laws affecting the enforcement of creditor's rights generally;

      (b) COSTS AND EXPENSES - the ability and extent to which the Lender or its agent would be able to recover or claim for certain costs and expenses may be subject to judicial discretion notwithstanding express provision in the Guarantee to the contrary;

      (c) CURRENCY - pursuant to the CURRENCY ACT (Canada), a judgment by a court in any province in Canada may be awarded in Canadian currency only. Such judgment may be based on a rate of exchange determined in accordance with section 2(1) of the JUDGMENT INTEREST ACT (Alberta), which rate of exchange may be the rate in existence on a day other than the day of payment of such judgment;

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      (d)   DEEMED PRINCIPAL DEBTOR - enforceability of any provision holding or purporting to hold the guarantor liable as primary or principal debtor or obligor may be limited by law, and if the guarantor is found to be a principal debtor, it may be held to be a principal debtor throughout the administration of obligations;

      (e) EQUITABLE PRINCIPLES - enforceability may be limited by equitable principles, including the principle that equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

      (f) MODIFICATION TO THE PRINCIPAL OBLIGATIONS - in certain circumstances, the obligations of a guarantor under its guarantee may be affected if the creditor takes action which materially alters the original obligations of the principal debtor and which materially prejudices the guarantor;

The opinion expressed herein is limited to the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This opinion is intended solely for the use of the person to whom it is addressed in connection with the Registration Statement and may not be relied upon by any other person or for any other purpose, nor quoted from or referred to in any other document, without our prior written consent.

/s/:  Osler, Hoskin & Harcourt LLP